Exhibit 99.6

Emera Reports 2022 First Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) reported 2022 first quarter financial results.

Highlights

●

Quarterly adjusted net income(1) of $242 million is consistent with Q1 2021. Quarterly adjusted EPS(1) was $0.92, a decrease of $0.04 from $0.96 in Q1 2021. Contribution from regulated utilities increased adjusted EPS(1) $0.11 year-over-year largely driven by new rates at Tampa Electric and continued growth at People’s Gas (“PGS”). This was offset primarily by lower contributions from Emera Energy due to extreme market conditions in 2021 and by higher share count.

●

Quarterly reported net income increased by $89 million to $362 million compared to $273 million in Q1 2021 and quarterly reported EPS increased by $0.30 to $1.38 from $1.08 in Q1 2021 due to mark-to-market (“MTM”) gains.

●	On track to deploy close to $3 billion of capital investment in 2022 to advance Emera’s strategy, including our clean energy transition.

“Our regulated utilities performed well this quarter, particularly in Florida where robust economic and customer growth continue,” said Scott Balfour, President and CEO of Emera Inc. “We are proud of our track record of delivering growth through the energy transition but we recognize that there is significant work ahead to meet ambitious government climate targets in a way that manages costs for customers and does not sacrifice system reliability. Our proven strategy and progress to date positions us well to address this challenge, and to continue to deliver value and growth to our shareholders.”

Q1 2022 Financial Results

Q1 2022 reported net income was $362 million, or $1.38 per common share, compared with net income of $273 million, or $1.08 per common share, in Q1 2021.

Q1 2022 adjusted net income(1) was $242 million, or $0.92 per common share, compared with $243 million, or $0.96 per common share, in Q1 2021.

Adjusted net income was consistent with Q1 2021. Increased earnings contributions from Tampa Electric were offset by decreased earnings at Emera Energy Services (“EES”) and increased corporate costs.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-US GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2021 to 2022.

For the	Three months ended
millions of Canadian dollars	March 31
Adjusted net income – 2021[1,2]	$ 243
Operating Unit Performance
Operating Unit Performance
Increased earnings at Tampa Electric due to higher base revenues as a result of base rate increases effective January 2022, returns related to capital cost recovery for early retired assets and favourable weather, partially offset by higher operating, maintenance and general expenses (“OM&G”)	29
Increased earnings at NSPI driven by higher sales volumes, partially offset by increased OM&G primarily due to higher storm costs	9
Decreased earnings at EES reflecting 2021’s Winter Storm Uri, which resulted in incremental margin	(12)
Corporate
Increased OM&G, pre-tax, due to the timing of long-term incentive compensation and related hedges	(15)
Other Variances	(12)
Adjusted net income – 2022[1,2]	$ 242
[1]	See “Non-GAAP Financial Measures” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest USGAAP measure.
[2]	Excludes the effect of mark-to-market (“MTM”) adjustments, net of tax, and the impact of the NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2022	2021
Adjusted net income[1,2]
Florida Electric Utility	$112	$83
Canadian Electric Utilities	98	88
Gas Utilities and Infrastructure	77	80
Other Electric Utilities	1	7
Other[3]	(46)	(15)
Adjusted net income[1,2]	$242	$243
After-tax mark-to-market gain[4],	127	30
NSPML unrecoverable costs[5]	(7)	-
Net income attributable to common shareholders	$362	$273
EPS (basic)	$1.38	$1.08
Adjusted EPS (basic)[1,2]	$0.92	$0.96
[1]	See “Non-GAAP Financial Measures and Ratios” noted below.
[2]	Excludes the effect of MTM adjustments and the impact of the NSPML unrecoverable costs.
[3]	Primarily due to lower contributions from EES and timing of long-term incentive compensation and related hedges.
[4]	Net of income tax expense of $54 million for the three months ended March 31, 2022 (2021 - $13 million tax expense)
[5]	After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted earnings per common share – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q1 2022 MD&A which is incorporated herein by reference and can be found on SEDAR at www.sedar.com. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Friday, May 13, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2022 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call by dialing 1-800-585-8367 and entering pass code 2094713.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $34 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com

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